Exhibit 99.4

3124 China New Borun VIF Proof 1 Annual General Meeting of China New Borun Corporation Date: December 28, 2018 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above ? Please separate carefully at the perforation and return just this portion in the envelope provided. ? Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of China New Borun Corporation to be held December 28, 2018 For Holders as of November 30, 2018 All votes must be received by 5:00 pm, Eastern Time, December 21, 2018. Copyright © 2018 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR CHINA NEW BORUN CORPORATION P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain 1 As an ordinary resolution, THAT Hengxiu Song be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal. 2 As an ordinary resolution, THAT Jinmiao Wang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal. 3 As an ordinary resolution, THAT Binbin Jiang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal. 4 As an ordinary resolution, THAT Xisheng Lu be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal. 5 As an ordinary resolution, THAT Shufeng Jia be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal. 6 As an ordinary resolution, THAT the appointment of the independent auditor WWC, P.C. Certified Accountants for the fiscal year ending December 31, 2018 be ratified, confirmed, approved and adopted. 7 To transact any such other business that may properly come before the meeting. 3124 China New Borun VIF.indd 1 11/19/2018 12:44:56 PM

CHINA NEW BORUN CORPORATION Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on December 21, 2018) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China New Borun Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business November 30, 2018 (US Record Date) at the Annual General Meeting of Shareholders of China New Borun Corporation to be held at 10:00 a.m., local time, on December 28, 2018 at China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR CHINA NEW BORUN CORPORATION P.O. Box 8016 CARY, NC 27512-9903